[redacted] [redacted]

14042048 SECUR 14042143 SION

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RECEIVED DEC 0 2 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 9/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery (City) AL (State) 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Waldrop 334-265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PBMares, LLP
(Name – *if individual, state last, first, middle name*)

3957 Westerre Parkway, Suite 220 (Address) Richmond (City) VA (State) 23233 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/4/14

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice Chairman and Chief Operating Officer

Title

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: May 27, 2016
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

PBMares[SM]

ASSURANCE, TAX & ADVISORY SERVICES

THE FRAZER LANIER
COMPANY, INCORPORATED

THE FRAZER LANIER COMPANY, INCORPORATED

FINANCIAL REPORT
SEPTEMBER 30, 2014

FILED PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

PBMares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated as of September 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I - IV (the Supplemental Information) has been subjected to audit procedure performed in conjunction with the audit of The Frazer Lanier Company, Incorporated's financial statements. The Supplemental Information is the responsibility of The Frazer Lanier Company, Incorporated's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

PBMares, LLP

Richmond, Virginia
November 17, 2014

THE FRAZER LANIER COMPANY, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
AT SEPTEMBER 30, 2014

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Cash	$ 3,220,680	$ -	$ 3,220,680
Certificates of deposit	1,695,000	-	1,695,000
Accounts receivable from customers	-	68,121	68,121
Notes receivable from officers	-	1,150,000	1,150,000
Advances to employees	-	6,755	6,755
Interest and dividends receivable	-	9,942	9,942
Property and equipment, net	-	127,439	127,439
Deferred income taxes	-	20,000	20,000
Other assets	-	5,451	5,451
Total assets	$ 4,915,680	$ 1,387,708	$ 6,303,388

See accompanying notes.

LIABILITIES AND STOCKHOLDERS' EQUITY

	A. I. LIABILITIES	NON A. I. LIABILITIES	TOTAL
Liabilities:			
Accounts payable	$ 155,039	$ -	$ 155,039
Income taxes payable	541,969	-	541,969
Deferred revenue	130,925	-	130,925
Accrued expenses and other liabilities	2,554,329	-	2,554,329
Total liabilities	$ 3,382,262	$ -	3,382,262
Stockholders' equity:			
Common stock:			
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding			2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued and outstanding			556
Additional paid-in capital			267,107
Retained earnings			2,651,345
Total stockholders' equity			2,921,126
Total liabilities and stockholders' equity			$ 6,303,388

See accompanying notes.

THE FRAZER LANIER COMPANY, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2014

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
BALANCE, SEPTEMBER 30, 2013	$ 2,674	$ 267,107	$ 3,348,319
NET INCOME	-	-	139,636
DIVIDENDS	-	-	(836,610)
BALANCE,SEPTEMBER 30, 2014	$ 2,674	$ 267,107	$ 2,651,345

See accompanying notes.

THE FRAZER LANIER COMPANY, INCORPORATED
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2014

REVENUES	
Underwriting transactions	$ 4,785,259
Advisory fees	1,548,105
Realized gain on sale of securities	114,771
Interest and dividend income	72,580
Total revenue	6,520,715
EXPENSES:	
Employee compensation and benefits	4,935,311
Office expenses	74,502
Occupancy and equipment costs	402,874
Promotional costs	549,616
Interest expense	2,320
Regulatory fees and expense	51,083
Other expenses	268,404
Total expenses	6,284,110
NET INCOME BEFORE INCOME TAXES	236,605
INCOME TAXES	96,969
NET INCOME	$ 139,636

See accompanying notes.

THE FRAZER LANIER COMPANY, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 139,636
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	28,641
Gain on sale of securities	(114,771)
Net change in:	
Income taxes	(445,000)
Accounts receivable	66,553
Income taxess receivable and payable	675,055
Other assets	(3,635)
Accounts payable and accrued expenses	884,957
Deferred revenue	32,500
Net cash provided by operating activities	1,263,936
CASH FLOWS FROM INVESTING ACTIVITIES:	
Issuance of note receivable	(1,000,000)
Principal amounts received on notes receivable	1,910,000
Proceeds from sale of securities	1,236,578
Purchases of certificates of deposit	(1,695,000)
Purchases of property and equipment	(20,681)
Repayments from officers, net	22,351
Net cash provided by investing activities	453,248
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Dividends paid	(836,610)
Net cash used for financing activities	(836,610)
NET INCREASE IN CASH	880,574
CASH AT BEGINNING OF YEAR	2,110,564
CASH AT END OF YEAR	$ 2,991,138

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:	
Cash paid during the year for:	
Interest	$ 2,320
Income taxes	-

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded no allowance for doubtful accounts was necessary as of September 30, 2014.

Underwriting transactions - Revenue includes fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment advisory income - Investment advisory fees are received monthly and quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of income if material. With few exceptions, the Company is no longer subject to federal, state, or local income tax examinations by tax authorities for years before 2010.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Property and equipment - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below.

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

The Company considers property and equipment for impairment whenever events or circumstances indicate the fair value may be less than the carrying value.

NOTE 2 – CONCENTRATIONS OF RISK

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk and must re-purchase outstanding bonds. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

NOTE 4 - SUBORDINATED LIABILITIES

At September 30, 2014, the Company had no liabilities subordinated to the claims of general creditors.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Leasehold improvements	$ 53,963
Furniture and office equipment	511,456
Automobiles	120,224
Airplanes	641,112
	1,326,755
Less: Accumulated depreciation and amortization	1,199,316
Total	$ 127,439

NOTE 6 - LINES OF CREDIT - BANK:

The Company has a $750,000 revolving line of credit with Sterling Bank under which no draws were outstanding at September 30, 2014. The fixed rate line of credit bears interest at 3.05%. The line of credit is secured by certain Company certificates of deposit with a market value of $750,000 at September 30, 2014. The line of credit expires February 2016.

The Company has a $5,000,000 revolving line of credit with the National Bank of South Carolina under which no draws were outstanding at September 30, 2014. The variable rate line of credit bears interest at the Bank's prime floating rate with a minimum rate of 5.0%. The effective rate at September 30, 2014 was 5.0%. The line of credit is secured by municipal securities returned to the Bank's Depository Trust Company account. The line of credit expires July 2015.

NOTE 7 - LEASES:

The Company subleases office space from a partnership, of which one partner is a stockholder of the Company. The lease agreement expires on September 30, 2016. Rental expense amounted to $145,629 for 2014. The future minimum lease payments under this sublease are expected to be $140,460 per year for the years ending September 30, 2015 and 2016.

NOTE 8 - INCOME TAXES:

Net deferred tax assets consist of the following components as of September 30, 2014:

Deferred tax assets:

Depreciation timing differences	$	20,000
Net deferred tax asset	$	20,000

The provision for corporate income taxes for the year ended September 30, 2014 consists of the following:

Deferred income tax benefit	$	(445,000)
Current income tax expense:		
Federal		498,991
State		42,978
Total income tax expense	$	96,969

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2014 primarily due to the sale of marketable securities for which deferred income taxes were accrued in prior years and nondeductible expenses.

NOTE 9 - RETIREMENT PLAN:

The Company has a defined contribution retirement plan covering substantially all employees. Contributions to the plan are authorized by the Board of Directors at its discretion. The Company's retirement expense for the year ended September 30, 2014 was $168,670.

NOTE 10 - NET CAPITAL REQUIREMENT:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2014, the Company had net capital and net capital requirements of $1,499,299 and $250,000, respectively. The Company's percentage of aggregate indebtedness to net capital was 226%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

NOTE 11 - RECEIVABLES FROM RELATED PARTIES

At September 30, 2014, notes receivable due from officers and advances to employees include $1,156,755 from officers and employees. This amount includes an unsecured $1,000,000 note receivable from one officer. The note has scheduled annual principal payments of $50,000 plus interest computed monthly at the fixed rate of 3.25% through September 30, 2024. The interest earned on related party receivables during the year ended September 30, 2014 was $50,948.

THE FRAZER LANIER COMPANY, INCORPORATED
SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2014

COMPUTATION OF NET CAPITAL

Total stockholders' equity from statement of financial condition	$ 2,921,126
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	1,387,708
Total deductions and/or charges	1,387,708
Net capital before haircuts on securities positions	1,533,418
Haircuts on securities:	
Money market and certificates of deposit	34,119
Total haircuts on securities	34,119
Net capital	$ 1,499,299

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from statement of financial condition	$ 3,382,262
Total aggregate indebtedness	$ 3,382,262
Percentage of aggregate indebtedness to net capital	226%

THE FRAZER LANIER COMPANY, INCORPORATED
SCHEDULE OF COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AS OF SEPTEMBER 30, 2014

CREDIT BALANCES:	
Free credit balances and other credit balances in customer security accounts	NONE
Debit balances in customers' accounts, less unsecured accounts and accounts doubtful of collection	NONE
RESERVE COMPUTATION:	
Excess of total credits over total debits	
105% of total credits over total debits	
Amount held on deposit in "Reserve Bank Account," end of reporting period	$ 15
Net amount in reserve bank account after deposi	$ 15
Date of deposit	N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2014 and the financial statements as required by Rule 17a-5.

THE FRAZER LANIER COMPANY, INCORPORATED
SCHEDULE OF RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2014

	FOCUS - PART II QUARTER ENDED SEPTEMBER 30, 2014	ADJUSTMENTS	ANNUAL FINANCIAL STATEMENTS AT SEPTEMBER 30, 2014
COMPUTATION OF NET CAPITAL:			
Total stockholders' equity from statement of financial condition	$ 2,990,090	$ (68,964)	$ 2,921,126
Deductions and/or charges:			
Total nonallowable assets from statement of financial condition	1,273,525	114,183	1,387,708
Other deductions and/or charges			
Total deductions and/or charges	1,273,525	114,183	1,387,708
Net capital before haircuts on securities positions	1,716,565	(183,147)	1,533,418
Haircuts on securities:			
Marketable investments	34,119	-	34,119
Undue concentration	-	-	-
Total haircuts on securities	34,119	-	34,119
Net capital	$ 1,682,446	$ (183,147)	$ 1,499,299
COMPUTATION OF AGGREGATE INDEBTEDNESS:			
Total aggregate indebtedness liabilities from statement of financial condition	$ 3,239,136	$ 143,126	$ 3,382,262
Total aggregate indebtedness	$ 3,239,136	$ 143,126	$ 3,382,262
Percentage of aggregate indebtedness to net capital	193%	33%	226%

The adjustments are due to an adjustment to nonallowable receivables and adjustments for income taxes payable, deferred income taxes, and accrued expenses recorded after preparation of Focus report.

THE FRAZER LANIER COMPANY, INCORPORATED
SCHEDULE OF INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF SEPTEMBER 30, 2014

State the market valuation and the number of items of:

Customers' fully paid for securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	NONE
Number of items	NONE
Customers' fully paid for securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of items	NONE

The Frazer Lanier Company, Incorporated

Management's Report on Compliance

September 30, 2014

PBMares℠

ASSURANCE, TAX & ADVISORY SERVICES

CONTENTS

PBMares℠

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have examined The Frazer Lanier Company, Incorporated's statements, included in the accompanying Management Compliance Report, that (1) The Frazer Lanier Company, Incorporated's internal control over compliance was effective during the most recent fiscal year ended September 30, 2014; (2) The Frazer Lanier Company, Incorporated's internal control over compliance was effective as of September 30, 2014; (3) The Frazer Lanier Company, Incorporated was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and (4) the information used to state that The Frazer Lanier Company, Incorporated was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from The Frazer Lanier Company, Incorporated’s books and records. The Frazer Lanier Company, Incorporated's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing The Frazer Lanier Company, Incorporated with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of The Frazer Lanier Company, Incorporated will be prevented or detected on a timely basis. Our responsibility is to express an opinion on The Frazer Lanier Company, Incorporated's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether The Frazer Lanier Company, Incorporated's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2014; The Frazer Lanier Company, Incorporated complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2014 was derived from The Frazer Lanier Company, Incorporated's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating The Frazer Lanier Company, Incorporated's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from The Frazer Lanier Company, Incorporated's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, The Frazer Lanier Company, Incorporated's statements referred to above are fairly stated, in all material respects.

PBMares, LLP

Richmond, Virginia
November 17, 2014

MANAGEMENT'S REPORT ON COMPLIANCE

In accordance with 17 C.F.R. § 240.17a-5, Management of The Frazer Lanier Company, Incorporated (the Company) has prepared the following report on compliance with the net capital rule and the reserve requirement rule. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we are exempt from making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

As part of our report, the Company asserts:

1. As of and during the fiscal year ended September 30, 2014, the Company maintained effective Internal Control over Compliance. In addition, the Company was in compliance with 17 C.F.R. § 240.15c3-1 (the "net capital rule") and 17 C.F.R. § 240.15c3-3(e) (the "reserve requirement rule") as of September 30, 2014.

2. The information the Company used to state whether it was in compliance with the net capital rule and the reserve requirement rule was derived from the books and records of the Company.

3. The Company is responsible for the assertions in this report and the selection of the criteria against which our assertion is being evaluated.

4. The criteria are the net capital rule, reserve requirement rule, and 17 C.F.R. § 240.17a-13 (collectively, the financial responsibility rules) and we understand that we are responsible for determining that such criteria are appropriate for our purposes.

5. The Company is responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the financial responsibility rules will be prevented or detected on a timely basis.

6. No events or transactions have occurred subsequent to September 30, 2014 that would require adjustment to, or disclosure in, the presentation of the compliance report.

7. There has been no knowledge of fraud or suspected fraud affecting the Company involving:
    a. Management,
    b. Employees who have significant roles in the internal control, or
    c. Others where fraud could have a material effect on the Assertions.

Signature: ______________________

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2014

AGREED-UPON PROCEDURES

PBMares[SM]

ASSURANCE, TAX & ADVISORY SERVICES

PBMares

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from October 1, 2013 to September 30, 2014, which were agreed to by the Frazer Lanier Company, Incorporated's (the Company) Board of Directors and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2014 with the amounts reported in Form SIPC-7 for the period from October 1, 2013 to September 30, 2014 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. There was no overpayment applied to the current assessment computed on Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Richmond, Virginia
November 17, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 9/30/2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-020267 FINRA SEP 1/15/1976
THE FRAZER LANIER COMPANY
P O BOX 5190
MONTGOMERY, AL 36103-5190

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 15833.41
B.	Less payment made with SIPC-6 filed (**exclude interest**) 4/25/2014 Date Paid	(6053.00)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	9780.41
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 9780.41
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE FRAZER LANIER COMPANY, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28TH day of NOVEMBER, 20 14.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10/01/2013
and ending 09/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,520,715
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	114,770
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	72,580
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	187,350
2d. SIPC Net Operating Revenues	$6,333,365
2e. General Assessment @ .0025	$15833.41
	(to page 1, line 2.A.)